(212) 318-6054

vadimavdeychik@paulhastings.com

July 11, 2019

Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock, Inc. (the “Company”)

File Numbers: 333-230894

Dear Mr. Fischer:

This letter responds to additional written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Francis J. Conroy with respect to the amended registration statement on Form S-4 for the Company, filed on June 21, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

What are the risks associated with a conversion to an operating company?, page 3

1.	We note your response to prior comment two; however, since you represent that you "expect" the implementation of the restructuring transactions not "to constitute a taxable event for the Fund or its shareholders," Item 601(b)(8) of Regulation S-K requires that you support your representation with an opinion of counsel. Revise throughout your document to make clear that your tax opinion will address the material tax consequences of the proposed transactions to shareholders.

Response: The requested change has been made.

The New Comstock Fund may be unable to complete acquisitions that would grow its business., page 17

2.	We note your response to prior comment nine. Please revise to indicate whether there is a minimum balance sheet amount below which the Company would no longer pursue an acquisition.

Response: At this time the Company does not anticipate setting a minimum balance sheet threshold.

Liquidity and Capital Resources, page 18

3.	We note your revisions made to prior comment six at page 18 under “Liquidity and Capital Resources”. Please revise further to state that the issuance of additional securities may significantly dilute current shareholders.

Response: The requested disclosure has been made.

Becoming an Operating Company, page 23

4.	Please indicate the Company’s election with respect to taking advantage of the extended transition period for new or revised financial accounting standards as provided for under Section 107 of the Jobs Act.

Response: The following disclosure has been added:

The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, the financial statements may not be comparable to companies that comply with public company effective dates. Section 107 of the JOBS Act provides that the decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.

Our Business, page 27

5.	We note your revisions on page 27 to prior comment 14. Please further disclose that you intend to limit your search for investment opportunities to companies domiciled in the United States.

Response: The requested change has been made.

Report to Shareholders, page 32

6.	We note your response to prior comment 12. Please further revise to clarify that although you will be required to hold annual meetings of shareholders for the election of directors, you will not be subject to the proxy rules of the federal securities rules or Section 16 of the Securities Exchange Act of 1934.

Response: The requested change has been made.

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Unaudited Pro Forma Financial Information, page 61

7.	Please revise to explain the basis for your conclusion that the various steps in the Proposals are factually supportable.

Response: The Company respectfully submits that the following disclosure has been added at the end of the second paragraph under the Unaudited Pro Forma Financial Information Section:

The Company acknowledges that in connection with the Conversion Proposal the Fund’s portfolio will need to be repositioned in order for the current holdings to be converted to cash and cash equivalents so that less than 40% of the value of the Fund’s total assets (exclusive of government securities and cash) constitute “investment securities” (as defined in Section 3(a)(2) of the 1940 Act). As a result, the pro forma financial information has been presented giving effect to the repositioning of the Fund’s portfolio. In addition, the pro forma financial information is intended to represent the portfolio for the Company, in all material respects, leading up to its first operating company acquisition.

8.	We note on page 3 that shareholders in the Comstock Capital Value Fund may redeem shares of the Fund at the then current net asset value on any day prior to approval of the Proposals. Since significantly different results may occur, please provide additional pro forma presentations which give effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response: The Company respectfully submits that the following disclosure has been added as the last paragraph under the Unaudited Pro Forma Financial Information Section:

At this time we do not anticipate that the total equity available for acquisitions will change substantially once the SEC issues the de-registration order. For example, since the public announcement of the Proposals, the Fund’s total equity has not materially changed. However, because the Fund shareholders will be able to redeem their shares at the then current net asset value on any day prior to the Fund’s receipt of the de-registration order from the SEC, the total equity available for operating company acquisitions may be substantially less than the current total equity. As a result, this may have an effect on the Company’s ability to successfully complete future operating company acquisitions. For example, if shareholders representing 50% of the total equity redeem then the available equity that will be available for potential acquisitions would be approximately $8,590,000. However, at this time, we cannot predict with certainty the exact amount that will be available to New Comstock once it commences operations as an operating company. As a result, the below pro forma information is presented solely for illustrative purposes.

9.	Please provide detailed explanations for all pro forma adjustments that clearly explain the assumptions involved pursuant to Rule 11-02(b)(6) of Regulation S-X. For example, please provide notes to the pro forma financial information that explain each of the following: the adjustment to U.S. Treasury Bills of $635,046; Investments at value of $1.6 million; and Other accrued expenses of $63,487 for balance sheet line items. Also provide detailed notes to the pro forma financial information that explain the adjustments to Interest income, Miscellaneous expenses and Legal and Audit fees.

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Response: The Company respectfully submits that detailed explanations for all pro forma adjustments will be added. The Company further submits that the pro forma adjustments reflect the conversion from a mutual fund to an operating company and the necessary repositioning of the portfolio to effectuate that change. For example, the detailed explanation in the registration statement will note that the adjustment to U.S. Treasury Bills of $635,046, reflects the sale of the Fund’s open positions in exchange traded funds (i.e., $1,447,188) and options (i.e., $822,070) offset against the Fund’s liabilities of $1,634,212 payable for securities purchased and payable to certain third parties, including, among other things, the Fund’s custodian and the investment manager. With respect to the other accrued expenses, the $63,487 was added to the $51,513 to get a total of $115,000. The pro forma combined other accrued expenses represent six months of estimated expenses for New Comstock. These expenses include administration fees ($75,000), audit and tax services fees ($15,000), and legal fees ($10,000), among other expenses.

With respect to the adjustment relating to Interest income of $203,227, the pro forma combined interest income was derived by taking the pro forma combined U.S. Treasury Bills of $17,295,908 multiplied by an average coupon rate of 2.35% and the result divided by two, as the Statement of Operations is for a six month period.

With respect to the Miscellaneous expenses, the pro forma combined miscellaneous expenses of $121,988 were derived by the elimination of the $37,988 in prepaid expenses, and the following expenses for the six month period, administration fees ($75,000), listing fees ($3,000), and other expenses ($6,000).

Finally, with respect to legal and audit fees, the pro forma combined legal and audit fees are estimated fees for the six month period for New Comstock.

10.	Please expand the General Note to the pro forma financial information to explain the elimination of Fund assets, liabilities, paid in capital, income and expenses in greater detail.

Response: The Company respectfully submits that the General Note has been expanded to explain that Fund assets, liabilities, paid capital, income and expenses have been eliminated to reflect the conversion from a mutual fund to an operating company. Once the Company converts to an operating company, those categories will no longer be applicable to the Company’s operations.

Financial Statement, page 66

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11.	Please provide updated audited financial statements and other financial information for the fiscal year ended April 30, 2019 pursuant to Rule 3-12 of Regulation S-X.

Response: The requested information will be provided in the pre-effective amendment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Francis J. Conroy

Agnes Mullady

Michael R. Rosella

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